FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE ACQUISITION OF THE MAYAB TOLLROAD

Mexico City, March 24, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced today that one of its subsidiaries acquired all the equity of Consorcio del Mayab, S.A. de. C.V. (the Mayab Consortium), which holds the concession for the Kantunil – Cancún tollroad that connects the cities of Mérida and Cancun. ICA paid Ps. 870 million to the selling shareholders.

The Mayab Consortium holds the concession to construct, exploit, and maintain the 241.5 km highway that connects the cities of Kantunil and Cancun in the states of Yucatán and Quintana Roo through December 2020. The 30-year concession was originally awarded in 1990. ICA will consolidate the investment in its financial statements, including debt totaling Ps. 2,133 million. The long term securities debt matures in 2019 and 2020, and will be repaid from toll revenues generated by the concession.

The concession generated average daily traffic of 2,658 vehicles (up 11% compared to 2006). The results of the concession will be consolidated effective March 31, 2008.

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Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 Berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 Liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer